Santiago, April 18, 2024
Solange Berstein Jáuregui
President
Financial Markets Commission
Present

Communication of material fact – Shareholders' Meeting.

Mrs. President

In accordance with the provisions of Law No. 18,045 in article 44 of the General Law of Banks, and in articles 9 and 10 of Law No. 18,045 of Securities Market, hereby communication it is reported that, as of yesterday, April 17, 2024, the Ordinary Shareholders' Meeting of Banco Santander-Chile was held.

The above was published today, in the newspaper El Mercurio of Santiago, reporting the agreement adopted at the Ordinary Shareholders' Meeting, to distribute a dividend of $1.84393687 per share, charged to the profit for fiscal year 2023. The aforementioned dividend will be available to shareholders starting April 24, 2024, at the Bank's Headquarters located at Bandera N°140, Santiago, and in any of its branches, both in the Metropolitan Region and the rest of the country. Those who are registered in the Shareholders Registry at midnight on April 18, 2024 are entitled to this dividend.

Sincerely,

    Guillermo Sabater Maroto
    Chief Executive Officer (S)